SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)

EuroWeb International Corp.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

298801408

(CUSIP Number)

Gert Jan Wunderink

Koninklijke KPN N.V.

Maanplein 55

2516 CK, The Hague

The Netherlands

+31 70 343 4558

COPY TO:

Eric S. Shube, Esq.

Allen & Overy

1221 Avenue of the Americas

New York, New York 10020

+1-212-610-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

CUSIP NO. 298801408

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Koninklijke KPN N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,036,188 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,036,188

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,036,188
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO. 298801408

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KPN Telecom B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,036,188 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,036,188

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,036,188
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

This Statement relates to the Schedule 13D, dated February 24, 2000, with respect to the common stock, par value $.001 per share, of EuroWeb International Corp., a Delaware corporation (EuroWeb), as amended by amendments to the Schedule 13D dated February 20, 2002, March 4, 2002, March 12, 2002, March 20, 2002, March 28, 2002, April 4, 2002, April 5, 2002, April 23, 2002, August 5, 2003, September 23, 2003, October 3, 2003, April 19, 2004 and January 31, 2005 filed on behalf of Koninklijke KPN N.V. (KPN), a company incorporated under the laws of the Netherlands, and KPN Telecom B.V. (KPN Telecom), a company incorporated under the laws of the Netherlands and a wholly owned subsidiary of KPN.

Item 2 is hereby amended as follows:

ITEM 2. IDENTITY AND BACKGROUND

The name, citizenship, business address and present principal occupation of each executive officer and director of KPN and KPN Telecom is listed on Schedule A attached hereto. Neither KPN, nor KPN Telecom, nor, to the knowledge of KPN and KPN Telecom, any person named on Schedule A attached hereto is required to disclose any legal proceedings pursuant to Item 2(d). Neither KPN, nor KPN Telecom, nor, to the knowledge of KPN and KPN Telecom, any person named on Schedule A attached hereto is required to disclose any legal proceedings pursuant to Item 2(e).

Item 4 is hereby amended by adding the following:

ITEM 4. PURPOSE OF TRANSACTION

Pursuant to a stock purchase agreement (the Purchase Agreement) dated as of January 28, 2005, by and between KPN Telecom and CORCYRA d.o.o. (CORCYRA), on February 1, 2005, KPN Telecom sold to CORCYRA 289,855 shares (the Initial Shares) of common stock of EuroWeb for U.S.$1,000,000 (the Initial Closing).

As previously reported, pursuant to the Purchase Agreement, CORCYRA has also agreed to purchase KPN Telecom’s remaining 2,036,188 shares of common stock of EuroWeb (the Final Shares) on April 30, 2006 (the Final Closing); provided, however, that upon 14 days’ prior written notice to KPN Telecom, CORCYRA may accelerate the Final Closing to an earlier month-end date as specified in such notice; provided, further, that the Final Closing is subject to the satisfaction or waiver of all of the conditions to closing set forth in the Purchase Agreement.

Pursuant to an Escrow Agreement dated as of January 28, 2005, by and among KPN Telecom, CORCYRA and JPMorgan Chase Bank N.A. (the Escrow Agreement), KPN Telecom has placed the Final Shares in escrow until the Final Closing Purchase Price has been paid in full upon satisfaction of the closing conditions contained in the Purchase Agreement or until the Purchase Agreement is otherwise terminated in accordance with its terms.

KPN Telecom’s sole two representatives on the Board of Directors of EuroWeb, Hans Lipman and Daniel Kwantes, resigned from the Board of Directors effective upon the Initial Closing, and at a meeting dated January 31, 2005, the Board of Directors of EuroWeb appointed two representatives of CORCYRA, Ilan Kenig and Yossi Attia, also effective upon Initial Closing, to fill the vacancies created by the resignations of Messrs. Lipman and Kwantes. Pursuant to the Purchase Agreement, CORCYRA delivered resignation letters of Ilan Kenig and Yossi Attia, which shall only be effective in the event that (a) CORCYRA does not timely satisfy the closing conditions contained in the Purchase Agreement or (b) the Purchase Agreement is otherwise terminated in accordance with its terms.

References to, and descriptions of, the Purchase Agreement and the Escrow Agreement as set forth herein are qualified in their entirety by reference to the copy of the Purchase Agreement and the Escrow Agreement, respectively, included as Exhibits 1 and 2, respectively, to this statement, and such agreements are incorporated herein in their entirety where such references and descriptions appear.

Item 5 is hereby amended as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) – (b) KPN and KPN Telecom are beneficial owners of 2,036,188 shares of EuroWeb common stock or 38.1% of the outstanding shares of EuroWeb common stock. These shares are owned directly by KPN Telecom, which is a wholly owned subsidiary of KPN. KPN is indirect beneficial owner of these shares. KPN and KPN Telecom have shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of these shares. Pursuant to the Purchase Agreement, CORCYRA has agreed to purchase KPN Telecom’s remaining 2,036,188 shares of EuroWeb common stock on April 30, 2006; provided, however, that upon fourteen days’ prior written notice to KPN Telecom, CORCYRA may accelerate the closing to an earlier month-end date as specified in such notice. Accordingly, pursuant to Rule 13d-3(d)(1), CORCYRA and Moshe may be deemed to have shared disposition and voting power with KPN and KPN Telecom with respect to these shares. The beneficial ownership percentage reported above is based upon 5,342,533 shares of common stock of EuroWeb outstanding as of January 27, 2005, as set forth in the Purchase Agreement.

(c) As described in Item 4 of this Statement, KPN Telecom entered into the Purchase Agreement and Escrow Agreement within the last 60 days.

(d) Not Applicable.

(e) Not Applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit Number	Description
1	Stock Purchase Agreement dated as of January 28, 2005, by and between KPN Telecom B.V. and CORCYRA d.o.o. (incorporated by reference to Exhibit 1 of the Schedule 13D/A of Koninklijke KPN N.V. and KPN Telecom B.V. filed with the Securities and Exchange Commission on January 31, 2005)

2	Escrow Agreement dated as of January 28, 2005 by and between KPN Telecom B.V., CORCYRA d.o.o. and JPMorgan Chase Bank N.A. (incorporated by reference to Exhibit A to the Stock Purchase Agreement, included as Exhibit 1 of the Schedule 13D/A of Koninklijke KPN N.V. and KPN Telecom B.V. filed with the Securities and Exchange Commission on January 31, 2005)

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of February 1, 2005 that the information set forth in this statement is true, complete and correct.

KONINKLIJKE KPN N.V.

By:	/s/ GERT-JAN WUNDERINK
Name:	Mr. Gert-Jan Wunderink
Title:	Senior Vice President
Divestments, Mergers & Acquisitions

KPN TELECOM B.V.

By:	KONINKLIJKE KPN N.V.,
its sole Director

	By:	/s/ GERT-JAN WUNDERINK
	Name:	Mr. Gert-Jan Wunderink
	Title:	Senior Vice President
Divestments, Mergers & Acquisitions

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of Koninklijke KPN N.V. and KPN Telecom B.V. are set forth below. Each person identified below is a Dutch citizen, with the exception of Mr. Eustace, who is a citizen of the United Kingdom, Mr. Bischoff, who is a citizen of Germany, and Mr. Jager, who is both a Dutch and a U.S. citizen.

Koninklijke KPN N.V.

Name	Office	Present Principal Occupation	Principal Business Address
A.H.J. Risseeuw	Chairman of Supervisory Board	Retired from Getronics in May 1999	Dijsselhofplantsoen 10, 1077 BL Amsterdam, the Netherlands

D.G. Eustace	Vice Chairman of Supervisory Board	Chairman of the Board of Smith & Nephew Plc.	Smith & Nephew Plc. 15 Adam Street London WC2 N6LA, United Kingdom

M. Bischoff	Member of Supervisory Board	Chairman of the Board of EADS N.V.	EADS N.V. D-81663 Munich Germany

V. Halberstadt	Member of Supervisory Board	Professor of Public Finance at University of Leiden (September 1974-present)	Rapenburg 70 2311 EZ Leiden, the Netherlands

D.I. Jager	Member of Supervisory Board	Retired from Procter & Gamble Company	The Procter & Gamble Company 1 Procter & Gamble Plaza Cincinnati, Ohio 45202 USA

M.E. van Lier Lels	Member of Supervisory Board	Member of Supervisory Board (May 2001-present)	Jufferkade 97 3011 VW Rotterdam the Netherlands

J.B.M. Streppel	Member of Supervisory Board	Chief Financial Officer of Aegon N.V.	Aegon N.V. P.O. Box 202 2501 CE The Hague the Netherlands

A.J. Scheepbouwer	Chief Executive Officer and Chairman of Management Board	Chief Executive Officer of KPN (November 2001–present)	Maanplein 55 2516 CK, The Hague the Netherlands

Name	Office	Present Principal Occupation	Principal Business Address
G.J.M. Demuynck	Member of Management Board	Member of Management Board (January 2003 – present)	Regulusweg 11 2516 AC, The Hague, the Netherlands

M.H.M. Smits	Chief Financial Officer and Member of Management Board	Chief Financial Officer of KPN (September 2004-present)	Maanplein 55 2516 CK, The Hague the Netherlands

KPN Telecom B.V.

Name	Office	Present Principal Occupation	Principal Business Address
Koninklijke KPN N.V.*	Director	N.A.	N.A.

*	The sole director of KPN Telecom B.V. is Koninklijke KPN N.V. The directors of Koninklijke KPN N.V. are set forth above.

EXHIBIT INDEX

Exhibit Number	Description
1	Stock Purchase Agreement dated as of January 28, 2005, by and between KPN Telecom B.V. and CORCYRA d.o.o. (incorporated by reference to Exhibit 1 of the Schedule 13D/A of Koninklijke KPN N.V. and KPN Telecom B.V. filed with the Securities and Exchange Commission on January 31, 2005)

2	Escrow Agreement dated as of January 28, 2005 by and between KPN Telecom B.V., CORCYRA d.o.o. and JPMorgan Chase Bank N.A. (incorporated by reference to Exhibit A to the Stock Purchase Agreement, included as Exhibit 1 of the Schedule 13D/A of Koninklijke KPN N.V. and KPN Telecom B.V. filed with the Securities and Exchange Commission on January 31, 2005)